Exhibit 99.3

NEWS RELEASE

North American Palladium Announces Third Quarter 2014 Results

Revenues increased by 39% compared to same period last year

All figures are in Canadian dollars except where noted.

Toronto, Ontario, November 5, 2014 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) today announced the operating, development, and financial results for the third quarter ended September 30, 2014 (“Q3”).

“Taking a view on the progress from 2013 to where we are today, we are pleased with what has been achieved during construction in 2013, commissioning and production build up in 2014 and the related financings,” said Phil du Toit, President and Chief Executive Officer. “Although the third quarter presented challenges on grade due to mining sequence, equipment availability and the unfortunate incident of a mine fatality, the fourth quarter is off to a good start and we remain on track to meet our longer-term objectives.”

“The exploration results so far in 2014 are very encouraging. We will keep the market apprised of progress,” added Mr. du Toit.

“Management continues to implement a number of strategic initiatives to help achieve the production ramp up,” said Jim Gallagher, Chief Operating Officer. “On October 1, 2014 we began a trial implementation of a full-time mill run compared to our previous 16 day batch process. This initiative, plus improvements to the underground ore handling system, aided by an end of September underground ore stockpile of several days production, has resulted in October production of approximately 20,000 ounces of payable palladium.”

“With these positive October results and the continuing underground ramp up which saw September and October average approximately 3,800 tonnes per day, with a number of days achieving more than 4,500 tonnes per day, we expect to be at or marginally below the lower end of our guidance of 170,000 payable palladium ounces for 2014,” added Mr. Gallagher.

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Cumulative Pd Ounces Year to Date

Q3 2014 Results Summary

  Sold 36,430 ounces of payable palladium at a cash cost per ounce(1) of US$589. Year to date cash cost per ounce is US$527.

  Revenue of $46.4 million was an increase of $13.1 million or 39% compared to the same period in 2013 due to more favorable exchange rates, higher palladium ounces sold and higher palladium prices.

  Adjusted EBITDA(1) of $8.3 million for the quarter and $28.5 million year to date.

  Realized palladium selling price of US$860 per ounce, giving a palladium operating margin of US$271 per ounce, or US$9.9 million. Palladium prices remain strong, with the November 4, 2014 price at US$786 per ounce.

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Year-To-Date Trends

The following table includes quarterly results for the first three quarters of 2014 and year to date results versus full year guidance for 2014 to help demonstrate some of the key trends in the business.

			For the three months ended
	March 31	June 30	September 30	2014	2014
	2014	2014	2014	Year to date	Guidance
Palladium production – payable oz	42,641	39,222	32,560	114,423	170,000
US$ cash cost per palladium oz sold	US$492	US$510	US$589	US$527	US$550
Surface mining – tonnes	254,294	243,041	270,860	768,195	1,000,000
Underground mining – tonnes	275,845	263,904	304,804	844,553	1,300,000
Underground mining – tonnes per day	3,065	2,900	3,313	3,094	3,562
Milling – palladium head grade (g/t)	3.3	3.1	2.4	2.9	3.0
Milling – palladium recovery	84.5%	83.6%	80.7%	83.1%	82.0%
Adjusted EBITDA ($000s)	$9,743	$10,444	$8,287	28,474	n.a.

Financial Results(2)

Revenue for the third quarter was $46.4 million compared to $33.3 million in the third quarter of 2013. The increase in revenue was primarily due to favourable exchange rate movements, higher realized prices for palladium, greater palladium ounces sold, and higher volumes of platinum, gold, nickel and copper. During the third quarter, the Company realized a palladium selling price of US$860 per ounce.

Adjusted EBITDA(1) (which excludes interest expenses and other costs, depreciation and amortization, exploration, foreign exchange gains and losses and mine restoration costs net of insurance recoveries) was $8.3 million in the third quarter of 2014, compared to $3.2 million in the third quarter of last year. For the nine months ended September 30, 2014, Adjusted EBITDA(1) was $28.5 million compared to $12.0 million in the prior year.

During the quarter, the Company incurred $23.5 million of non-cash expenses consisting of $8.0 million of foreign exchange losses, $8.6 million of depreciation, amortization and accretion and $7.0 million of interest expense and other costs. These non-cash expenses contributed to a net loss for the quarter of $18.8 million or $0.05 per share compared to a net loss of $5.3 million or $0.03 per share in the same quarter last year. The increase in the net loss is primarily due to increased foreign exchange losses, production costs and interest expense and other costs partially offset by the impact of higher revenues.

At the end of the quarter, the Company had $11.8 million in cash and availability under the credit facility of $1.2 million.

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Q3 2014 Conference Call & Webcast Details

Date:	Wednesday, November 5, 2014
Time:	8:30 a.m. ET
Webcast:	www.nap.com
Live Call:	1-866-229-4144 or 1-416-216-4169 (PIN: 8347411, followed by # sign)
Replay:	1-888-843-7419 or 1-630-652-3042 (PIN: 8347411, followed by # sign)

The conference call replay will be available for 90 days after the live event. An archived audio webcast of the call will also be posted to NAP’s website.

About North American Palladium

NAP is an established precious metals producer that has been operating its Lac des Iles mine ("LDI") located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors exposure to palladium. The Company's shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

John Vincic
Investor Relations
Telephone: 416-360-7374
Email: jvincic@nap.com

(1) Non-IFRS measure. Please refer to Non-IFRS Measures in the MD&A.

(2) NAP’s unaudited condensed interim consolidated financial statements for the third quarter ended September 30, 2014 are available in the Appendix of this news release. These financial statements should be read in conjunction with the notes and management’s discussion and analysis available at www.nap.com, www.sedar.com and www.sec.gov.

Cautionary Statement on Forward Looking Information

Certain information contained in this news release constitutes 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words ‘will', ‘expect’, 'would', 'could', 'estimate' and similar expressions identify forward-looking statements. Forward-looking statements in this news release include, without limitation: information pertaining to the Company's strategy, plans or future financial or operating performance, such as the ramp-up at the Company’s LDI mine, timelines, production plans, projected expenditures, operating cost estimates, proposed mining methods, expected mining rates and other statements that express management's expectations or estimates of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to: the risk that the Company may not be able to obtain sufficient financing to fund capital expenditures required to continue the LDI mine expansion at depth, the risk that the Company will not be able to meet its financial obligations as they become due, the possibility that metal prices and foreign exchange rates may fluctuate, inherent risks associated with development, exploration,

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mining and processing including risks to tailings capacity, ground conditions, environmental hazards, uncertainty of mineral reserves and resources, the possibility that the LDI mine may not perform as planned, changes in legislation, regulations or political and economic developments in Canada and abroad, risks related to employee relations and the availability of skilled labour, litigation, and the risks associated with obtaining necessary licenses and permits. For more details on these and other risk factors see the Company's most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business, that metal prices and exchange rates between the Canadian and United States dollar will be consistent with the Company's expectations, that there will be no material delays affecting operations or the timing of ongoing development projects, including the LDI mine ramp-up, that prices for key mining and construction supplies, including labour costs, will remain consistent with the Company's expectations and that the Company’s current estimates of mineral reserves and resources are accurate. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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Condensed Interim Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)
(unaudited)

	September 30	December 31
	2014	2013
ASSETS
Current Assets
Cash and cash equivalents	$11,792	$9,793
Accounts receivable	52,536	38,556
Inventories	14,827	14,239
Other assets	1,094	6,968
Total Current Assets	80,249	69,556
Non-current Assets
Mining interests	446,792	456,239
Total Non-current Assets	446,792	456,239
Total Assets	$527,041	$525,795
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$18,342	$48,797
Credit facility	25,114	17,834
Current portion of obligations under finance leases	3,210	2,988
Current portion of long-term debt	7,704	173,656
Current derivative liability	1,098	492
Total Current Liabilities	55,468	243,767
Non-current Liabilities
Income taxes payable	125	1,286
Asset retirement obligation	15,347	13,638
Obligations under finance leases	8,405	8,744
Long-term debt	212,490	35,864
Total Non-current Liabilities	236,367	59,532
Shareholders’ Equity
Common share capital and purchase warrants	866,108	798,411
Stock options and related surplus	9,554	9,128
Equity component of convertible debentures, net of issue costs	6,931	6,931
Contributed surplus	8,873	8,873
Deficit	(656,260)	(600,847)
Total Shareholders’ Equity	235,206	222,496
Total Liabilities and Shareholders’ Equity	$527,041	$525,795

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Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

	Three months ended		Nine months ended
		September 30		September 30
	2014	2013	2014	2013
Revenue	$46,441	$33,348	$145,674	$113,651

Mining operating expenses
Production costs	30,116	21,663	90,206	76,305
Smelting, refining and freight costs	4,007	2,922	12,320	10,130
Royalty expense	1,761	1,464	6,019	4,865
Depreciation and amortization	6,894	6,144	25,436	19,233
Loss (gain) on disposal of equipment	150	(24)	1,370	1,030
Total mining operating expenses	42,928	32,169	135,351	111,563
Income from mining operations	3,513	1,179	10,323	2,088

Other expenses
Exploration	2,566	3,874	5,225	10,906
General and administration	2,120	2,920	7,285	8,019
Interest and other income	(1,524)	(214)	(3,924)	(1,746)
Interest expense and other costs	10,245	2,536	39,229	5,720
Financing costs	(915)	677	7,469	3,076
Loss on extinguishment of long-term debt	-	-	-	11,035
Foreign exchange loss (gain)	9,811	(3,290)	10,452	2,027
Total other expenses	22,303	6,503	65,736	39,037
Loss from continuing operations before taxes	(18,790)	(5,324)	(55,413)	(36,949)
Income and mining tax recovery	-	-	-	-
Loss and comprehensive loss from continuing operations for the period	$(18,790)	$(5,324)	$(55,413)	$(36,949)
Income and comprehensive income from discontinued operations for the period	-	-	-	2,509
Loss and comprehensive loss for the period	$(18,790)	$(5,324)	$(55,413)	$(34,440)
Loss per share
Basic	$(0.05)	$(0.03)	$(0.17)	$(0.19)
Diluted	$(0.05)	$(0.03)	$(0.17)	$(0.19)
Loss from continuing operations per share
Basic	$(0.05)	$(0.03)	$(0.17)	$(0.20)
Diluted	$(0.05)	$(0.03)	$(0.17)	$(0.20)
Income from discontinued operations per share
Basic	$-	$-	$-	$0.01
Diluted	$-	$-	$-	$0.01
Weighted average number of shares outstanding
Basic	384,432,246	194,555,425	322,842,483	183,904,755
Diluted	384,432,246	194,555,425	322,842,483	183,927,098

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Condensed Interim Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended September		Nine months ended
		30		September 30
	2014	2013	2014	2013
Cash provided by (used in)
Operations
Loss from continuing operations for the period	$(18,790)	$(5,324)	$(55,413)	$(36,949)
Operating items not involving cash
Depreciation and amortization	6,894	6,144	25,436	19,233
Accretion expense	1,711	970	1,272	2,869
Loss on extinguishment of debt	-	-	-	11,035
Share-based compensation and employee benefits	549	498	1,572	973
Unrealized foreign exchange loss (gain)	7,953	(1,892)	8,539	2,011
Loss on disposal of equipment	150	2,004	1,370	3,058
Interest expense and other	6,953	55	32,920	23
Financing costs	(915)	-	7,469	-
	4,505	2,455	23,165	2,253
Changes in non-cash working capital	3,519	(433)	(35,697)	85
	8,024	2,022	(12,532)	2,338
Financing Activities
Issuance of common shares and warrants, net of issue costs	-	9,478	(38)	19,091
Issuance of convertible debentures, net of issue costs	(239)	-	61,204	-
Credit facility	(569)	(7,241)	5,538	6,951
Repayment of senior secured notes	-	-	-	(79,200)
Settlement of palladium warrants	-	(1,747)	-	(1,747)
Net proceeds of senior secured term loan	-	-	-	131,941
Repayment of obligations under finance leases	(930)	(595)	(2,616)	(2,168)
Interest paid	(32,203)	(1,982)	(33,768)	(7,889)
Other financing costs	(779)	-	(1,674)	-
	(34,720)	(2,087)	28,646	66,979
Investing Activities
Additions to mining interests, net	(5,817)	(26,885)	(14,274)	(92,758)
Proceeds on disposal of mining interests, net	-	175	159	1,165
	(5,817)	(26,710)	(14,115)	(91,593)
Increase (decrease) in cash from continuing operations	(32,513)	(26,775)	1,999	(22,276)
Net cash provided by discontinued operations	-	-	-	20,142
Increase (decrease) in cash	(32,513)	(26,775)	1,999	(2,134)
Cash and cash equivalents, beginning of period	44,305	44,809	9,793	20,168
Cash and cash equivalents, end of period	$11,792	$18,034	$11,792	$18,034
Cash and cash equivalents consisting of:
Cash	$11,792	$18,034	$11,792	$18,034
Short-term investments	-	-	-	-
	$11,792	$18,034	$11,792	$18,034
Foreign exchange included in cash balance	$558	$211	$558	$211

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